EIGER RE-AFFIRMS Q2 POSITIVE GUIDANCE

Toronto, April 8th, 2003 /CNW/-- Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that it expects revenue and earnings for the second quarter ended March 31, 2003 to show an increase over Q1 revenue and earnings, representing the second consecutive quarterly increase. In particular, Eiger's VoIP subsidiary, Onlinetel Corp., continues to experience significant growth, with Q2 revenue expected to be over 20% higher than Q1.

In addition, Eiger believes that the fundamentals of Onlinetel's business model and the expansion of the alternative long distance market in Canada favor a continuation of this growth rate. The total market for alternative long distance services in Canada is over $500 million and growing. Eiger believes that Onlinetel has a significant gross margin advantage over other providers of alternative long distance services due to Onlinetel's national VoIP network and multiple product lines such as 10-10-580 casual calling services, flat rate subscription plans and recently launched calling card initiatives. As an example, Onlinetel launched Canada's lowest-rate 10-10 casual calling service and in the past 35 weeks has witnessed 10-10 compound annualized revenue growth rate of over 3.2% per week to $51,000 per week or $2.6 million annualized.

Responding to this growth, Onlinetel recently installed additional equipment and entered into three new international carrier agreements. The equipment installation included redundant routing capability to raise the reliability of its VoIP network to that of traditional telecommunications companies. Onlinetel also programmed a least-cost routing model into its VoIP network to enhance its ability to continue to provide its customers with low-cost long distance rates.

Commenting on this growth, Eiger CEO Gerry Racicot said, " In less than one year, Onlinetel revenue has increased to over $100,000 per week or over $5 million on an annualized basis due to Onlinetel's competitive position in the Canadian alternative long distance market. As this represents less than 1% of the total market for alternative long distance services in Canada, we expect that Onlinetel has significant room to grow its market share over the next year, both organically and through acquisition."


Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please call
(416) 216-8659.


                                      -30-


The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.